ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

Neuberger Berman Investment Advisers LLC		87164116B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 16, 2016	April 30, 2016 to April 30, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o     Neuberger Berman U.S. Equity Index PutWrite Strategy Fund, a series fund of:
Neuberger Berman Alternative Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (01/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED		BOND NUMBER

Neuberger Berman Investment Advisers LLC		87164116B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 8, 2016	April 30, 2016 to April 30, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o     Neuberger Berman International Small Cap Fund, a series fund of:
Neuberger Berman Equity Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (01/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 16

INSURED		BOND NUMBER

Neuberger Berman Investment Advisers LLC		87164116B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 30, 2016	April 30, 2016 to April 30, 2017

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Neuberger Berman BD LLC

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0001.0-00 (01/02) sp